SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported):
September 15, 2006

IMAGE TECHNOLOGY LABORATORIES, INC.

(Exact name of Registrant as Specified in its Charter)

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        Delaware                          22-53531373
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)
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602 Enterprise Drive
KINGSTON, NEW YORK 12401
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Registrant's Telephone Number, Including Area Code: (845) 338-3366

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Item 1.01 Entry into a Material Definitive Agreement

In September 2006, Image Technology Laboratories, Inc. entered into a Settlement Agreement with Dr. Carlton T. Phelps, our former vice president of finance and administration, chief financial officer, secretary and treasurer.

Pursuant to the Settlement Agreement, we are to pay a total of $153,375.26 to Dr. Phelps, consisting of attorneys' fees awarded by the arbitrator and confirmed by the court plus interest calculated at a rate of nine percent per annum from September 4, 2004 until September 1, 2006. Details of the arbitration and court confirmation appear in our periodic reports on Forms 10-KSB and 10-QSB which are on file with the Securities and Exchange Commission.

In addition, the agreement provides for Dr. Phelps to resell to the company 2,309,583 shares of common stock of Image Technology Laboratories' held by him in exchange for $230,958.30 cash, pursuant to the requirements of a separate Share Repurchase Agreement executed in connection with the settlement. The agreement further requires that the parties exchange mutual releases and cross indemnities for breaches of the agreement.

Item 3.02 Unregistered Sales of Equity Securities

We raised the funding to purchase Phelps's shares pursuant to the Settlement Agreement described above under Item 1.01 by issuing 2,309,583 shares of Image Technology Laboratories' common stock at a price of $.10 per share to seven accredited investors in a private placement under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder. These unregistered shares of common stock were issued with registration rights.

The 2,309,583 shares of common stock purchased from Dr. Phelps by the Company will be immediately cancelled upon their tender.

Item 8.01 Other Events

Image Technology Laboratories, Inc. makes the following statement in accordance with the Settlement Agreement described in Item 1.01 to this Report on Form 8-K:

In our previous SB-2 (Amendment No. 2), filed with the Securities and Exchange Commission on June 7, 2002, the Company erroneously stated: 'We do not consider the recent termination for cause pursuant to the terms of his employment agreement of Carlton T. Phelps, M.D., formerly our vice president of finance and administration, chief financial officer, secretary and treasurer, to be detrimental to our operations going forward. Rather, it is our belief that Dr. Phelps's recent performance had a negative impact on our operations and his absence should provide an immediate ongoing benefit to Image Technology.' In fact, Dr. Phelps was not fired for cause, he resigned. His resignation was voluntary. There is no reason to believe that the Company will receive any on-going benefit as the result of Dr. Phelps's resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2006

IMAGE TECHNOLOGY LABORATORIES, INC.

By: /s/ Lewis M. Edwards
     Lewis M. Edwards
     Chairman, Executive Vice-President,
     Chief Technology Officer,
     Principal Accounting Officer